Brookfield Renewable Energy Partners L.P.

Q2 2015 INTERIM REPORT

TABLE OF CONTENTS

Letter to Shareholders	1
Generation and Financial Review for the Three Months Ended June 30, 2015	11
Generation and Financial Review for the Six Months Ended June 30, 2015	19
Analysis of Consolidated Financial Statements and Other Information	26
Unaudited Interim Consolidated Financial Statements	46

our operations

We operate our facilities through continental operating platforms in North America, Latin America and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 209 hydroelectric generating stations, 38 wind facilities, two natural gas-fired plants and three biomass facilities. Overall, the assets we own or manage have 7,398 MW of generating capacity and annual generation of 26,105 GWh based on long-term averages. The table below outlines our portfolio as at June 30, 2015:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	30	135	420	3,190	11,367	3,582
Canada	19	33	73	1,361	5,173	1,261
	49	168	493	4,551	16,540	4,843
Latin America(4)	26	41	88	833	4,299	-
	75	209	581	5,384	20,839	4,843
Wind(5)
North America
United States	-	8	721	536	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	941	942	2,591	-
Latin America	-	5	75	150	587	-
Europe	-	22	270	587	1,508	-
	-	38	1,286	1,679	4,686	-
Other(6)	-	5	11	335	580	-
	75	252	1,878	7,398	26,105	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes natural gas-fired plants (“Co-gen”) in North America and biomass facilities in Latin America.

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2015 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,213	3,239	2,114	2,801	11,367
Canada	1,229	1,580	1,162	1,202	5,173
	4,442	4,819	3,276	4,003	16,540
Latin America(4)	1,128	1,061	1,048	1,062	4,299
	5,570	5,880	4,324	5,065	20,839
Wind(5)
North America
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Latin America	145	146	148	148	587
Europe	449	324	292	443	1,508
	1,229	1,230	1,019	1,208	4,686
Other(6)	52	160	203	165	580
Total	6,851	7,270	5,546	6,438	26,105

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes Co-gen plants in North America and biomass facilities in Latin America.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

Operations are performing well as we enter the strong summer pricing season and with the exception of short-term hydrology, all other aspects of the business are meeting or exceeding our expectations.

Operating Results

Adjusted EBITDA and Funds From Operations (FFO) were $339 million and $146 million, respectively, for the second quarter. Lower seasonal inflows in North America, combined with low water levels in Brazil, contributed to hydrological conditions being below plan during the quarter. However, we ended the quarter with reservoirs at planned levels and are well positioned to capture premium summer pricing. Our wind portfolio performed well, with strong performance in Brazil and Europe offsetting weaker conditions in North America. This continues to demonstrate the benefit of our increasingly diversified portfolio.

Our target payout ratio is currently 65% of FFO based on long term average, and despite the low water conditions in the quarter it was still a conservative 79%.

Financial Position and Liquidity

Our financial position remains strong. We have continued to extend maturities, with approximately nine years of weighted average debt duration and predominantly fixed-rate liabilities which insulates us from any interest rate increase.  From a liquidity perspective we have a strong balance sheet, which includes:

•         Over $1 billion of near-term liquidity, including cash and available lines;

•         Approximately $500 million of near-term incremental financing proceeds from underleveraged projects; and

•         Over $1 billion of potential capital net to BREP, from further asset sales, if pursued, at values consistent with recent transactions.

With this ability to access multiple sources of capital to fuel our growth − and a strong track record of having done so in the past − we believe we are well positioned to add assets to the business which will grow cash flow on a per share basis in line with our targets.

Growth Pipeline

Our acquisition pipeline is currently strong with a number of large-scale transactions that we are actively progressing. These transactions are centered on three themes:

1)     Capturing Price Optionality: There is a long-term need in developed power markets for ongoing investment to replace aging generation supply with cleaner technologies (hydro, wind, solar, gas).  Over the last five years, the costs of these cleaner technologies have benefitted significantly from low interest rates and government incentives, both of which are not sustainable over the long term.  Accordingly, we believe power prices will need to rise to attract further investment. We have invested large amounts of capital in hydro assets during this period that earn a reasonable return in the current low price environment but are extremely well positioned to benefit when prices rise. We are currently progressing three new hydro-based acquisition opportunities of this nature in North America and Europe with the assets having the potential to add substantially to our position as a leading hydro owner and operator.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

2)     Development Arbitrage: Investors in developed markets in North America and Europe continue to pay a significant premium for assets with fixed, contracted revenue streams. As such, we are looking at opportunities to surface value from contracted wind assets in our portfolio and redeploy the proceeds into our development pipeline. This surfaces capital, captures our development profits and de-risks the portfolio by eliminating the assets most at risk in an increasing interest rate environment.

In that regard, we recently completed the sale of a 102 megawatt wind farm in California, realizing a return for BREP shareholders in the range of 30%.  On the investment front, we just acquired a wind development portfolio in Scotland with projects totaling approximately 1,200 megawatts. These projects are well positioned to benefit over the long-term from the region’s strong wind resource and the UK’s need for new supply. This acquisition grows our total proprietary pipeline to more than 3,000 megawatts and increases our advanced development program of buildable projects by the end of the decade to approximately 1,000 megawatts.

In Brazil, we continue to advance the construction of the 25 megawatt Serra dos Cavilinhos hydro, 47 megawatt Silea hydro and 55 megawatt biomass projects. In Ireland we have substantially completed the 12 megawatt Glentane wind farm and are starting construction this fall on two new wind projects totalling 32 megawatts, and in Canada we are advancing development of a 60 megawatt expansion of an existing wind facility. All of these projects are expected to exceed our target returns for the company.

3)     Emerging Market Supply: Developing markets, such as Brazil, are significantly undersupplied from a generation perspective and continue to face sustained, long-term demand growth. As we have seen many emerging market economies slow down and their currencies devalue, the opportunity to invest in these markets with little competition could generate exceptional returns. We recently entered a definitive agreement to acquire a portfolio of two operating hydro plants in Brazil with an installed capacity of 51 megawatts for $120 million which we will tuck into our Brazilian platform. These operating facilities have high capacity factors and are located close to our existing assets and demand centers. The transaction should close in the first quarter of 2016 and is expected to generate returns in the range of 20%. We are working on two transactions in Brazil which could further add to our global hydro business.

Succession Plan

After 15 years as the company’s Chief Executive Officer, Richard Legault has assumed the role of Executive Group Chairman for our business. In this capacity, Richard will provide his guidance and oversight on all of our key growth and operational objectives. Under his direction, the business has grown into one of the world’s largest publicly-traded pure-play renewable energy companies, with an enviable track record including a 16% annualized compounded total return over that time. He has left an indelible imprint on the company and our industry, and on behalf of the Board of Directors and all our stakeholders, we extend our deepest gratitude for his past leadership and his ongoing contributions.

Outlook

In the U.S., we have recently invested over $1 billion of equity into assets whose value is tied to power market recovery. Our thesis over this time has been twofold. First, we have been acquiring hydro assets in the U.S. with stable cash flows and high margins, but which are in markets with very low prices and strong growth prospects. Second, we have been focused on acquiring development stage projects where we can secure long term power contracts and leverage our operating capabilities to capture premium returns.

Over this time, we have seen energy prices remain stubbornly low, supported by a combination of very low-cost capital and an array of government incentives. These factors have driven tremendous

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

investment in gas, wind and solar assets, and although power prices are still very low by historical standards, eventually the replacement cost of assets will prevail and prices will increase. With 50% of our assets situated in the U.S., we are uniquely positioned to capture higher energy and capacity prices in the future, and are therefore encouraged by the improving economy.

Over the last two years, we have spent considerable effort in establishing operating capabilities in Europe and enhancing our platform in Latin America.  Both markets represent growth opportunities for us, and we are well positioned with development pipelines in Ireland, the UK and Portugal. We have also doubled the size of our platform in Brazil and introduced wind as a meaningful new technology in which we can grow. Each of our platforms is well positioned with local leadership and strong teams to manage existing operations, and add new assets and development pipelines.

Looking ahead, our priority is to surface the embedded optionality of our existing asset base while looking for unique growth opportunities in all three core continental markets, and to selectively add another market to our business should there be one where we believe we can enter for value and build scale.

We look forward to reporting on our progress throughout the year and thank you for your continued support.

Sincerely,

Sachin Shah

Chief Executive Officer

August 6, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Our Competitive Strengths

Brookfield Renewable Energy Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $20 billion in assets, 7,398 MW of installed capacity, and long-term average generation from operating assets of 26,105 GWh. Our portfolio includes 209 hydroelectric generating stations on 75 river systems, 38 wind facilities and three biomass facilities, diversified across 14 power markets in North America, Latin America and Europe.

Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 3,000 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned 79 hydroelectric facilities totaling approximately 2,090 MW, 38 wind facilities totaling approximately 1,680 MW and three biomass facilities totaling 120 MW. For the six months ended June 30, 2015, we acquired or commissioned hydroelectric facilities, wind facilities and biomass facilities that have an installed capacity of 163 MW, 410 MW and 120 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of Funds From Operations and a long-term distribution growth rate target to a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 88% of our 2015 generation output is sold pursuant to power purchase agreements to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 17 years, providing long-term cash flow stability.

Strong financial profile. With approximately $20 billion of assets, our debt to total capitalization is 42% and approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively. Our available liquidity at quarter end includes approximately $1.0 billion of cash and cash equivalents and the available portions of credit facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Management’s Discussion and Analysis

For the three and six months ended June 30, 2015

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

Operating Results

Our entire portfolio continued to perform well with availability and reliability rates in line with our plans.  Assets acquired or commissioned in the last twelve months have performed in line with, or above, long-term average. Total generation was 6,400 GWh compared to the long-term average of 7,199 GWh.

Revenues were $458 million compared to $474 million in the prior year. Net income was $35 million compared to $72 million in the prior year.

Adjusted EBITDA was $339 million compared to $360 million in the prior year. Funds From Operations was $146 million compared to $198 million in the prior year.

North America

•          Hydrology and wind conditions in the United States and Canada were below long-term average by 718 GWh, however, we ended the quarter with reservoirs at levels in line with the long-term average and are well positioned to capture premium summer pricing

•          The hydroelectric facility in Pennsylvania acquired in 2014 performed in line with long-term average and contributed incremental generation of 240 GWh

Latin America

•          The impact of the continuing drought conditions in Brazil was partially reduced by our participation in the balancing pool administered by the Brazilian government. Generation was 163 GWh below the long-term average

•          Through maintaining a contract position of approximately 80%, we were able to capture strong power prices from un-contracted generation

•          The hydroelectric, wind and biomass portfolios in Brazil acquired at the end of last quarter and the hydroelectric facility acquired this quarter have performed in line with, or above, long-term average

Europe

•          The entire wind portfolio generated above the long-term average of 318 GWh. The Irish wind portfolio, which includes facilities acquired last year and three facilities commissioned in 2015, contributed 274 GWh and the wind portfolio acquired in Portugal last quarter contributed 52 GWh

Growth and Development

Subsequent to quarter end, we completed the sale of a 102 MW wind portfolio in California delivering strong returns.

Along with our institutional partners, we completed the acquisition of a 120 MW hydroelectric facility in Brazil expected to generate 519 GWh annually. As such, we have now successfully completed the acquisition of the 488 MW portfolio in Brazil comprising of hydroelectric, wind, and biomass generating capacity announced in late 2014.

We also acquired a wind development pipeline approximating 1,200 MW in Scotland, taking our total development pipeline to approximately 3,000 MW.

We achieved full commissioning on a 12 MW Irish wind facility expected to generate 33 GWh annually.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

We initiated construction on a 14 MW wind facility in Northern Ireland expected to generate 38 GWh annually and with commissioning expected in 2016.

We continued to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil. Collectively, these four projects are expected to generate 624 GWh annually with commissioning expected between 2016 and 2018.

In the most recent Brazilian government auction, we secured long-term contracts at an average price of R$208 per MWh for 408 GWh of annual generation in relation to three of these development projects.

Subsequent to quarter end, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate generating capacity of 51 MW. The facilities are expected to generate 293 GWh annually. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

Liquidity and Capital Resources

Our available liquidity at quarter end included approximately $1.0 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 42% and approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively.

We extended the maturity and expanded the authorized credit facilities by one year to June 2020 and to $1,310 million, respectively. We also reduced the margin from 2.25% to 1.625% on C$194 million debt associated with a 189 MW wind portfolio in Ontario. We continue to look at a number of financing opportunities that will add duration to the portfolio, reduce overall exposure to certain financial markets and take advantage of the current low interest rate environment.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Operational information(1)
Capacity (MW)	7,398	6,428	7,398	6,428
Long-term average generation (GWh)(2)	7,199	6,440	13,715	12,461
Actual generation (GWh)(2)	6,400	6,341	12,223	12,326
Average revenue ($ per MWh)	72	77	74	81
Selected financial information
Revenues	$458	$474	$899	$954
Adjusted EBITDA(3)	339	360	677	720
Funds From Operations(3)	146	198	299	383
Adjusted Funds From Operations(3)	131	184	269	355
Net income	35	72	86	197
Funds From Operations per LP Unit(3)(4)	0.53	0.74	1.09	1.44
Distributions per LP Unit(5)(6)	1.61	1.50	1.61	1.50
	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Balance sheet data:
Property, plant and equipment, at fair value	$18,521	$18,566
Equity-accounted investments	251	273
Total assets	19,982	19,849

Long-term debt and credit facilities	7,890	7,678
Deferred income tax liabilities	2,581	2,637
Total liabilities	11,332	10,968

Preferred equity	677	728
Participating non-controlling interests - in operating subsidiaries	2,394	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,624	2,865
Limited partners' equity	2,901	3,167
Total equity	8,650	8,881
Debt to total capitalization(7)	42%	40%

(1)       Includes 100% of capacity and generation from equity-accounted investments.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended June 30, 2015” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

(4)       For the three and six months ended June 30, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million and 275.7 million, respectively (2014: 267.6 million and 266.5 million).

(5)       Figure is based on last twelve months of operations.

(6)       Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(7)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

This Management’s Discussion and Analysis for the three and six months ended June 30, 2015 is provided as of August 6, 2015. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders, Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and holders of the GP interest. In addition, our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments; Latin America; and Europe), as that is how Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Refer to Note 15 – Segmented information in our interim consolidated financial statements for further details.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Three Months Ended June 30, 2015” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, Funds From Operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2015

The following table reflects the actual and long-term average generation for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	2,930	3,085	3,239	3,035	(309)	50	(155)
Canada	1,338	1,558	1,580	1,488	(242)	70	(220)
	4,268	4,643	4,819	4,523	(551)	120	(375)
Latin America	833	844	996	898	(163)	(54)	(11)
	5,101	5,487	5,815	5,421	(714)	66	(386)
Wind
North America
United States	358	427	468	468	(110)	(41)	(69)
Canada	235	242	292	292	(57)	(50)	(7)
	593	669	760	760	(167)	(91)	(76)
Latin America	185	-	146	-	39	-	185
Europe(2)	326	144	318	180	8	(36)	182
	1,104	813	1,224	940	(120)	(127)	291
Other	195	41	160	79	35	(38)	154
Total(3)	6,400	6,341	7,199	6,440	(799)	(99)	59

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Latin America continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale which has been the case for over a year. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of adverse hydrological conditions, we continue to maintain a lower level of

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

contracted power in the portfolio, thereby preserving optionality and flexibility in the portfolio and allowing us to capture increased revenues in times of strong power prices.

The entire portfolio continued to maintain high availability and reliability with no material unplanned outages. Generation for the three months ended June 30, 2015 totaled 6,400 GWh, below the long-term average of 7,199 GWh, and an increase of 59 GWh compared to the prior year.

The hydroelectric portfolio generated 5,101 GWh, below the long-term average of 5,815 GWh and a decrease of 386 GWh compared to the prior year.

•         The variances were primarily attributable to lower inflows across the majority of our portfolio

•         Generation from our recently acquired facilities in Pennsylvania and Brazil was 339 GWh which is in line with our long-term average

•         At the end of the quarter, reservoir levels were in line with the long-term average which means we are well positioned to capture premium summer pricing

The wind portfolio generated 1,104 GWh, below the long-term average of 1,224 GWh and an increase of 291 GWh compared to the prior year.

•         North American wind portfolio generated 593 GWh, below the long-term average of 760 GWh and a decrease of 76 GWh compared to the prior year, primarily due to lower wind conditions across the portfolio

•         In Europe, the Irish portfolio generated 194 GWh, in-line with the long-term average of 187 GWh, and an increase of 50 GWh compared to the prior year due to improved wind conditions

•         Contributions from our recently acquired or commissioned facilities in Europe and Latin America were 317 GWh, above the long-term average of 277 GWh

The recently acquired biomass portfolio in Brazil generated 141 GWh while our co-gen facility in New York generated 54 GWh.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$458	$474
Other income	6	2
Share of cash earnings from equity-accounted investments	9	8
Direct operating costs	(134)	(124)
Adjusted EBITDA(1)	339	360
Fixed earnings adjustment(2)	-	11
Interest expense – borrowings	(114)	(102)
Management service costs	(13)	(13)
Current income taxes	(5)	(6)
Less: cash portion of non-controlling interests
Preferred equity	(8)	(10)
Participating non-controlling interests - in operating subsidiaries	(53)	(42)
Funds From Operations(1)	146	198
Less: adjusted sustaining capital expenditures(3)	(15)	(14)
Adjusted Funds From Operations(1)	131	184
Add: cash portion of non-controlling interests	61	52
Add: adjusted sustaining capital expenditures	15	14
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(161)	(129)
Unrealized financial instruments loss	-	(4)
Share of non-cash loss from equity-accounted investments	(5)	(6)
Deferred income tax recovery (expense)	6	(17)
Other	(12)	(11)
Net income	$35	$72

Basic and diluted earnings per LP Unit(4)	$0.07	$0.15

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Three Months Ended June 30, 2015”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 143.4 million (2014: 135.3 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Revenues totaling $458 million represent a decrease of $16 million.

The decrease in generation from our hydroelectric and wind facilities in North America impacted revenues by $44 million and $11 million, respectively.

In Latin America, revenues increased $6 million. The impact of the continued drought conditions in Brazil was offset by favorable wind conditions and strong power prices captured during the quarter by maintaining a lower level of contracted power in the portfolio.

The recent growth across the portfolio contributed revenues of $64 million.

Canadian dollar and Euro exposure, representing 35% of our entire portfolio, continues to be proactively managed through foreign currency contracts. The Brazilian Real exposure, representing 15% of our entire portfolio, is not hedged through foreign currency contracts due to high associated costs. However, the exposure is mitigated by the annual inflation-linked escalations in our power purchase agreements. The appreciation of the U.S. dollar resulted in a $31 million reduction in revenues. This also affected operating costs and interest expense, reducing the net impact on Funds From Operations to $13 million.

The average total revenue per MWh of $72 decreased $5 per MWh, primarily attributable to the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and Brazilian Real.

Direct operating costs totaling $134 million represent an increase of $10 million which was primarily attributable to the growth in our portfolio.

Interest expense totaling $114 million represents an increase of $12 million which was primarily attributable to the growth in our portfolio.

Management service costs totaling $13 million were consistent with prior year.

The cash portion of non-controlling interests totaling $61 million represents an increase of $9 million. The increase related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $146 million represent a decrease of $52 million.

Net income totaling $35 million represents a decrease of $37 million. Depreciation and amortization increased due to the recent growth in the portfolio and the increased fair value of existing facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 15 - Segmented information in our interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	3,239	1,580	4,819	996	5,815
Generation (GWh) – actual(1)(2)	2,930	1,338	4,268	833	5,101
Revenues	$202	$84	$286	$61	$347
Adjusted EBITDA(3)	149	67	216	46	262
Funds From Operations(3)	$82	$50	$132	$34	$166
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	3,035	1,488	4,523	898	5,421
Generation (GWh) – actual(1)(2)	3,085	1,558	4,643	844	5,487
Revenues	$218	$107	$325	$67	$392
Adjusted EBITDA(3)	163	88	251	51	302
Funds From Operations(3)	$102	$70	$172	$39	$211

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended June 30, 2015”.

North America

Generation from the portfolio was 4,268 GWh, below the long-term average of 4,819 GWh and lower than prior year generation of 4,643 GWh.

Revenues totaling $286 million represent a decrease of $39 million. Funds From Operations totaling $132 million represent a decrease of $40 million.

United States

Generation from the portfolio was 2,930 GWh, below the long-term average of 3,239 GWh and lower than prior year generation of 3,085 GWh. Generation decreased due primarily to lower inflows in New York, Maine and Louisiana partially offset by higher generation in Tennessee and North Carolina. The facility acquired in Pennsylvania in 2014 contributed incremental generation of 240 GWh, with performance at this facility being consistent with the long-term average.

Revenues totaling $202 million represent a decrease of $16 million. The lower generation impacted revenues by $30 million but this was partially offset by the revenues from the growth in our portfolio.

Funds From Operations totaling $82 million represent a decrease of $20 million, primarily attributable to the decrease in revenues.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Canada

Generation from the portfolio was 1,338 GWh, below the long-term average of 1,580 GWh and lower than prior year generation of 1,558 GWh. The variances were primarily attributable to lower inflows in Ontario and Quebec.

Revenues totaling $84 million represent a decrease of $23 million, attributable to the decrease in generation.

Funds From Operations totaling $50 million represent a decrease of $20 million. The decrease is reflective of the lower revenues. The appreciation of the U.S. dollar impacted revenues by $9 million but also affected operating costs and interest expense, resulting in a net decrease in Funds From Operations of $7 million.

Latin America

Generation from the portfolio was 833 GWh, below the long-term average of 996 GWh and consistent with prior year generation of 844 GWh. Generation decreased as conditions in Brazil continue to be affected by the drought conditions. However, the impact was reduced by our participation in the Brazilian balancing pool. The recently acquired facilities in Brazil generated 99 GWh which was consistent with the long-term average.

Revenues totaling $61 million represent a decrease of $6 million, primarily attributable to the decrease in generation. The impact on revenues from the lower generation was offset by the strong power prices we were able to capture by maintaining a lower level of contracted power in the portfolio and by amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. The recently acquired facilities contributed revenues of $6 million. The appreciation of the U.S. dollar impacted revenues by $18 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $11 million.

Funds From Operations totaling $34 million represent a decrease of $5 million, primarily attributable to the reduction in revenues. Operating costs, interest expense and the cash portion of non-controlling interests increased due to the recent growth in the portfolio.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

WIND

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	468	292	760	146	318	1,224
Generation (GWh) – actual(1)(2)	358	235	593	185	326	1,104
Revenues	$39	$25	$64	$10	$27	$101
Adjusted EBITDA(3)	29	21	50	10	16	76
Funds From Operations(3)	$7	$13	$20	$3	$3	$26
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe		Total
Generation (GWh) – LTA(1)(2)	468	292	760		N/A		180	940
Generation (GWh) – actual(1)(2)	427	242	669		N/A		144	813
Revenues	$49	$29	$78	$	N/A	$	N/A	$78
Adjusted EBITDA(3)	38	24	62		N/A		N/A	62
Funds From Operations(3)	$11	$14	$25	$	N/A		$11	$36

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended June 30, 2015”.

North America

Generation from the portfolio was 593 GWh, below the long-term average of 760 GWh and lower than prior year generation of 669 GWh.

Revenues totaling $64 million represent a decrease of $14 million. Funds From Operations totaling $20 million represent a decrease of $5 million.

United States

Generation from the portfolio of 358 GWh was below the long-term average of 468 GWh and lower than prior year generation of 427 GWh, primarily attributable to lower wind conditions across the portfolio. The impact on our financial results was reduced by the non-controlling interests in certain of our facilities in California.

Revenues totaling $39 million represent a decrease of $10 million attributable to lower generation. Funds From Operations totaling $7 million represent a decrease of $4 million. The decrease in revenues was partially offset by a decrease in the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 235 GWh, below the long-term average of 292 GWh due to lower wind conditions, and consistent with prior year generation of 242 GWh.

Revenues totaling $25 million represent a decrease of $4 million. Funds From Operations totaling $13 million represent a decrease of $1 million, as the impact of the appreciation of the U.S. dollar on operating costs and interest expense fully offset the effect on revenues.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Latin America

Generation from the recently acquired wind portfolio in Brazil of 185  GWh was above the long-term average of 146  GWh.

Revenues and Funds From Operations totaled $10  million and $3 million, respectively.

Europe

Generation from the portfolio of 326 GWh was in line with the long-term average of 318 GWh and higher than prior year generation of 144 GWh. Generation from our existing facilities in Ireland was 194 GWh, in line with the long-term average and an increase of 50 GWh from the prior year due to improved wind conditions. The facilities recently commissioned in Ireland and the acquired portfolio in Portugal contributed 80  GWh and 52  GWh, respectively, which were consistent with the long-term average.

Revenues and Funds From Operations totaled $27  million and $3 million, respectively. Funds From Operations for the second quarter of 2014 represents our acquired economic interest in the wind portfolio in Ireland for the period from January 1, 2014 to June 30, 2014 pursuant to the purchase and sale agreement.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following table reflects the actual and long-term average generation for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	5,465	5,676	6,452	5,829	(987)	(153)	(211)
Canada	2,840	2,869	2,809	2,681	31	188	(29)
	8,305	8,545	9,261	8,510	(956)	35	(240)
Latin America	1,572	1,943	1,943	1,827	(371)	116	(371)
	9,877	10,488	11,204	10,337	(1,327)	151	(611)
Wind
North America
United States	561	700	779	779	(218)	(79)	(139)
Canada	516	579	616	616	(100)	(37)	(63)
	1,077	1,279	1,395	1,395	(318)	(116)	(202)
Latin America	185	-	146	-	39	-	185
Europe	777	418	758	431	19	(13)	359
	2,039	1,697	2,299	1,826	(260)	(129)	342
Other	307	141	212	298	95	(157)	166
Total(2)	12,223	12,326	13,715	12,461	(1,492)	(135)	(103)

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

Generation during the six months ended June 30, 2015 totaled 12,223 GWh, below the long-term average of 13,715 GWh, and a decrease of 103 GWh compared to the prior year. The contribution from the recent growth in the portfolio was 1,257 GWh.

The hydroelectric portfolio generated 9,877 GWh, below the long-term average of 11,204 GWh and a decrease of 611 GWh compared to the prior year. The variances were attributable to lower inflows across the majority of our portfolio. The generation from our recently acquired or commissioned facilities was 613 GWh.

The wind portfolio generated 2,039 GWh, below the long-term average of 2,299 GWh and an increase of 342 GWh compared to the prior year.

•         The North American portfolio generated 1,077 GWh, below the long-term average of 1,395 GWh and a decrease of 202 GWh compared to the prior year primarily due to lower wind conditions across the portfolio

•         In Europe, the Irish portfolio generated 459 GWh, in line with the long-term average of 443 GWh and an increase of 41 GWh compared to the prior year due to improved wind conditions

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

•         Contributions from our recently acquired or commissioned facilities in Europe and Latin America were 503 GWh, above the long-term average of 461 GWh

The recently acquired biomass portfolio in Brazil contributed generation of 141 GWh while our co-gen facility in New York contributed 166 GWh.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$899	$954
Other income	33	5
Share of cash earnings from equity-accounted investments	13	15
Direct operating costs	(268)	(254)
Adjusted EBITDA(1)	677	720
Fixed earnings adjustment(2)	-	11
Interest expense – borrowings	(219)	(203)
Management service costs	(27)	(24)
Current income taxes	(10)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(16)	(19)
Participating non-controlling interests - in operating subsidiaries	(106)	(88)
Funds From Operations(1)	299	383
Less: adjusted sustaining capital expenditures(3)	(30)	(28)
Adjusted Funds From Operations(1)	269	355
Add: cash portion of non-controlling interests	122	107
Add: adjusted sustaining capital expenditures	30	28
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(319)	(255)
Unrealized financial instruments loss	(8)	(4)
Share of non-cash loss from equity-accounted investments	(6)	(12)
Deferred income tax recovery (expense)	12	(19)
Other	(14)	8
Net income	$86	$197

Basic and diluted earnings per LP Unit(4)	$0.17	$0.44

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 143.4 million (2014: 134.2 million).

Revenues totaled $899 million which represented a decrease of $55 million.

The decrease in generation from our hydroelectric and wind facilities, combined with a relatively lower pricing environment in certain regions, in North America resulted in a $101 million decrease in revenues. Annual escalations in our power purchase agreements partially offset the impact of lower generation by $6 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

In Latin America, revenues declined $23 million, primarily due to the impact of the continued drought conditions. The impact of these conditions in Brazil was partially offset by more favorable wind conditions and strong power prices captured during the second quarter from un-contracted power in the portfolio.

Revenues from our co-gen facilities decreased $10 million. The increased generation at our 105 MW facility in New York was partially offset by the suspension of our facility in Ontario.

The recent growth across the portfolio contributed revenues of $131 million.

The appreciation of the U.S. dollar resulted in a $58 million reduction in revenues. This also affected operating costs and interest expense, and the net impact on Funds From Operations was fully offset by the ongoing foreign currency hedging program.

The average total revenue per MWh of $74 decreased $7 per MWh from the prior year, reflecting the impact of the relatively lower pricing environment and the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and Brazilian Real.

Direct operating costs totaling $268 million represent an increase of $14 million, reflecting the growth in our portfolio which resulted in costs of $32 million, partially offset by the reduction in power purchased in the open market for our co-gen facilities.

Interest expense totaling $219 million represents an increase of $16 million. Incremental borrowing costs of $32 million were attributable to the growth in our portfolio. The savings attributable to normal course repayments on subsidiary borrowings were partially offset by the increase related to the issuance of C$400 million of medium-term corporate notes in the first quarter.

Management service costs totaling $27 million represent an increase of $3 million, primarily attributable to the increase in the market value of our LP Units and the issuance of 10.25 million LP Units in 2014.

The cash portion of non-controlling interests totaling $122 million represents an increase of $15 million. The increase of $40 million related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $299 million represent a decrease of $84 million.

Net income totaling $86 million represents a decrease of $111 million. Depreciation and amortization increased due to the recent growth in the portfolio and the increased fair value of existing facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	6,452	2,809	9,261	1,943	11,204
Generation (GWh) – actual(1)(2)	5,465	2,840	8,305	1,572	9,877
Revenues	$393	$190	$583	$106	$689
Adjusted EBITDA(3)	276	171	447	77	524
Funds From Operations(3)	$136	$136	$272	$55	$327
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	5,829	2,681	8,510	1,827	10,337
Generation (GWh) – actual(1)(2)	5,676	2,869	8,545	1,943	10,488
Revenues	$424	$205	$629	$156	$785
Adjusted EBITDA(3)	314	167	481	124	605
Funds From Operations(3)	$177	$133	$310	$97	$407

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Six Months Ended June 30, 2015”.

North America

Generation from the portfolio was 8,305 GWh, below the long-term average of 9,261 GWh and lower than prior year generation of 8,545 GWh.

Revenues totaling $583 million represent a decrease of $46 million. Funds From Operations totaling $272 million represent a decrease of $38 million.

United States

Generation from the portfolio was 5,465 GWh, below the long-term average of 6,452 GWh and lower than prior year generation of 5,676 GWh. Generation decreased 675 GWh due to lower inflows in New York, Louisiana, Tennessee and North Carolina. The non-controlling interests in our facilities in Louisiana, Tennessee and North Carolina reduced the impact on our financial results. A full period’s contribution from facilities acquired in 2014 in Maine and Pennsylvania resulted in incremental generation of 464 GWh.

Revenues totaling $393 million represent a decrease of $31 million. The lower generation impacted revenues by $48 million. While wholesale prices for both energy and capacity continue to trend higher relative to the cyclical lows experienced during the last few years, pricing did not reach the peaks we experienced in the prior year, particularly in the first quarter of 2014. The impact was a $17 million reduction in revenues.

A full period’s contribution from facilities acquired in 2014 resulted in incremental revenues of $34 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Funds From Operations totaling $136 million represent a decrease of $41 million, primarily attributable to the decrease in revenues. Partially offsetting this were decreases in interest expenses attributable to the repayments in the normal course on subsidiary borrowings, and the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 2,840 GWh, above the long-term average of 2,809 GWh and lower than prior year generation of 2,869 GWh. Strong hydrological conditions at our facilities in British Columbia were offset by lower inflows in Quebec and Ontario. The facility in British Columbia commissioned in 2014 provided incremental generation of 50 GWh.

Revenues totaling $190 million represent a decrease of $15 million. The decrease in generation was partially offset by the annual escalations in our power purchase agreements, the net impact of which was $6 million. The commissioned facility contributed $7 million. The appreciation of the U.S. dollar impacted revenues by $16 million, operating costs and interest expense were also affected and the net impact was fully offset by the ongoing foreign currency hedging program.

Funds From Operations totaling $136 million represent an increase of $3 million.

Latin America

Generation from the portfolio was 1,572 GWh, below the long-term average of 1,943 GWh and lower than prior year generation of 1,943 GWh. Generation decreased 470 GWh as conditions in Brazil continue to be affected by the drought conditions. However, the impact was reduced by our participation in the Brazilian balancing pool. The recently acquired facilities in Brazil contributed 99 GWh which was consistent with the long-term average.

Revenues totaling $106 million represent a decrease of $50 million, primarily attributable to decrease in generation. The impact on revenues from the lower generation was partially offset by the strong power prices we were able to capture by maintaining a lower level of contracted power in the portfolio, and by amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. The recently acquired facilities contributed $6 million of revenues. The appreciation of the U.S. dollar impacted revenues by $33 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $21 million.

Funds From Operations totaling $55 million represent a decrease of $42 million, primarily attributable to the net reduction in revenues. Operating costs, interest expense and the cash portion of non-controlling interests increased by a total of $5 million due to the recent growth in the portfolio.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	779	616	1,395	146	758	2,299
Generation (GWh) – actual(1)(2)	561	516	1,077	185	777	2,039
Revenues	$59	$56	$115	$10	$68	$193
Adjusted EBITDA(3)	39	47	86	10	55	151
Funds From Operations(3)	$5	$31	$36	$3	$20	$59
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe		Total
Generation (GWh) – LTA(1)(2)	779	616	1,395		N/A		431	1,826
Generation (GWh) – actual(1)(2)	700	579	1,279		N/A		418	1,697
Revenues	$78	$68	$146	$	N/A	$	N/A	$146
Adjusted EBITDA(3)	54	59	113		N/A		N/A	113
Funds From Operations(3)	$10	$39	$49	$	N/A		$11	$60

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Six Months Ended June 30, 2015”.

North America

Generation from the portfolio was 1,077 GWh, below the long-term average of 1,395 GWh and lower than prior year generation of 1,279 GWh.

Revenues totaling $115 million represent a decrease of $31 million. Funds From Operations totaling $36 million represent a decrease of $13 million.

United States

Generation from the portfolio of 561 GWh was below the long-term average of 779 GWh and lower than prior year generation of 700 GWh, primarily attributable to lower wind conditions in California. The impact on our financial results was reduced by the non-controlling interests in certain of our facilities in California.

Revenues totaling $59 million represent a decrease of $19 million attributable to the decrease in generation. Funds From Operations totaling $5 million represent a decrease of $5 million, as the decrease in revenues was partially offset by savings in costs and a decrease in the cash portion of non-controlling interests.

Canada

Generation from the portfolio of 516 GWh was below the long-term average of 616 GWh and lower than prior year generation of 579 GWh, attributable to lower wind conditions.

Revenues totaling $56 million represent a decrease of $12 million. The decrease in revenues attributable to the lower generation was partially offset by annual escalations in our power purchase agreements. Funds From Operations totaling $31 million represent a decrease of $8 million primarily attributable to the

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

decrease in revenues, as the impact of the appreciation of the U.S. dollar on operating costs and interest expense partially offset the effect on revenues.

Latin America

Generation from our wind portfolio in Brazil of 185  GWh was above the long-term average 146  GWh.

Revenues and Funds From Operations totaled $10  million and $3 million, respectively.

Europe

Generation from the portfolio of 777 GWh was above the long-term average of 758 GWh. Generation from our existing facilities in Ireland was 459 GWh, in line with the long-term average and an increase of 41 GWh from the prior year due to improved wind conditions. The facilities commissioned in Ireland during the last six months contributed 175 GWh, consistent with the long-term average, and our recently acquired portfolio in Portugal contributed 143  GWh, also consistent with the long-term average.

Revenues and Funds From Operations totaled $68 million and $20 million, respectively. The Irish and Portuguese portfolios contributed $17 million and $3 million, respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2014 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $18.5 billion as at June 30, 2015 as compared to $18.6 billion as at December 31, 2014. During the six months ended June 30, 2015, the acquisition of 163 MW of hydroelectric facilities, 273 MW of wind facilities, 175 MW of biomass facilities, and a wind development pipeline of approximately 1,200 MW totaled $1,160 million. The development and construction of power generating assets totaled $112 million. In the current quarter sufficient information, including securing long-term contracts for the sale of generation (see “Contract Profile”), became available to allow us to determine the fair value of two hydroelectric development projects in Brazil with total capacity of 53 MW. Accordingly, the construction work in progress associated with these two projects was revalued, resulting in an increase in fair value of $39 million. The 102 MW wind facility in California was classified as held for sale at June 30, 2015, for the amount of $230 million. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $800 million. We also recognized depreciation expense of $319 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2014, the following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, was 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at June 30, 2015, long-term indebtedness increased from December 31, 2014 as a result of the portfolio growth. The debt to total capitalization ratio increased from December 31, 2014 due primarily to the issuance of C$400 million ($317 million) of medium-term corporate notes and the appreciation of the U.S. dollar.

Capitalization

The following table summarizes the capitalization using book values:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Credit facilities(1)	$431	$401
Corporate borrowings(2)	1,515	1,286
Subsidiary borrowings(3)	5,944	5,991
Long-term indebtedness	7,890	7,678
Deferred income tax liabilities, net of deferred income tax assets	2,433	2,495
Equity	8,650	8,881
Total capitalization	$18,973	$19,054
Debt to total capitalization	42%	40%

(1)            Credit facilities are comprised of $385 million drawn by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable, and $46 million borrowed under a subscription credit facility made available by a private fund sponsored by Brookfield Asset Management. This subscription credit facility is only available to us on a limited basis, and is secured by capital contributed to the private fund.

(2)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(3)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the six months ended June 30, 2015 we completed the following financings:

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million.

Corporate borrowings

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

Subsidiary borrowings

In February 2015, we secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, we refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. We own a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of the Brazilian Interbank Deposit Certificate rate plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Cash and cash equivalents	$113	$150
Credit facilities
Authorized credit facilities	1,510	1,480
Draws on credit facilities(1)	(385)	(401)
Issued letters of credit	(213)	(227)
Available portion of credit facilities	912	852
Available liquidity	$1,025	$1,002

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at June 30, 2015:

(MILLIONS)	Balance of 2015	2016	2017	2018	2019	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$28	$415	$777	$771	$59	$1,241	$3,291
Canada	20	129	48	50	50	1,347	1,644
	48	544	825	821	109	2,588	4,935
Latin America	32	34	33	46	47	237	429
Europe	20	44	48	51	54	420	637
	100	622	906	918	210	3,245	6,001
Corporate borrowings and
credit facilities(1)	46	240	-	160	-	1,506	1,952
Equity-accounted investments	-	-	125	-	-	36	161
	$146	$862	$1,031	$1,078	$210	$4,787	$8,114

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $6 million and $69 million of unamortized premiums and deferred financing fees, respectively.

The remaining subsidiary borrowings due in 2015 are normal course principal repayments. Repayments on subsidiary borrowings in 2016 include maturities of $250 million on our portfolio of hydroelectric facilities in the Southeastern United States and $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. Both of these borrowings are expected to be refinanced at or in advance of maturity.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2019 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2015	2014	2015	2014
Corporate borrowings	7.0	6.7	5.0	5.3
Subsidiary borrowings	9.8	10.4	5.5	5.3
Credit facilities	5.0	4.5	1.4	1.4

During the six months ended June 30, 2015, we issued C$400 million ($317 million) of medium-term corporate notes maturing in June 2025, reducing our overall costs on corporate borrowings from 5.3% to 5.0% and also increasing the average term.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 17 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2015	2016	2017	2018	2019
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	3,908	9,124	7,000	7,000	7,000
Canada	2,365	4,681	4,634	4,634	4,624
	6,273	13,805	11,634	11,634	11,624
Latin America	1,812	3,569	3,257	2,958	2,970
	8,085	17,374	14,891	14,592	14,594
Wind
North America
United States	444	1,010	1,010	1,010	1,010
Canada	581	1,197	1,197	1,197	1,197
	1,025	2,207	2,207	2,207	2,207
Latin America	282	560	560	560	560
Europe	698	1,433	1,433	1,433	1,433
	2,005	4,200	4,200	4,200	4,200
Other	296	481	486	534	534
	10,386	22,055	19,577	19,326	19,328
Uncontracted	1,482	3,828	6,293	6,544	6,542
Total long-term average	11,868	25,883	25,870	25,870	25,870
Long-term average on a proportionate basis(3)	8,892	19,365	19,358	19,358	19,358

Contracted generation - as at June 30, 2015
% of total generation	88%	85%	76%	75%	75%
% of total generation on a proportionate basis(3)	92%	89%	84%	82%	82%

Price per MWh - total generation	$71	$75	$78	$80	$81
Price per MWh - total generation on a
proportionate basis	72	75	77	78	79

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 898 GWh for 2015 and 2,124 GWh for 2016 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The following changes were made to the contract profile for the six months ended June 30, 2015:

•         Included power purchase agreements associated with the acquisitions of the 488 MW multi-technology renewable energy portfolio in Brazil and the 123 MW wind portfolio in Portugal

•         Included power purchase agreements associated with our commissioned 12 MW wind facility in Ireland

•         Included long-term contracts for three hydroelectric development projects in Brazil

•         Eliminated the 282 GWh contract for the 102 MW wind facility in California which was sold subsequent to quarter end

The majority of the long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of: Brookfield (42%), public power authorities (24%), industrial users (21%) and distribution companies (13%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Property, plant and equipment, at fair value	$18,521	$18,566
Equity-accounted investments	251	273
Total assets	19,982	19,849
Long-term debt and credit facilities	7,890	7,678
Deferred income tax liabilities	2,581	2,637
Total liabilities	11,332	10,968
Preferred equity	677	728
Participating non-controlling interests - in operating subsidiaries	2,394	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,624	2,865
Limited partners' equity	2,901	3,167
Total liabilities and equity	19,982	19,849

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Ireland are expected to be $312 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2015, the letters of credit issued were $112 million (2014: $125 million).

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 9 - Related Party Transactions in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$146	$146	$255	$181
Wind levelization agreement	2	2	4	3
	$148	$148	$259	$184
Direct operating costs
Energy purchases	$(2)	$(1)	$(4)	$(7)
Energy marketing fee	(6)	(5)	(11)	(10)
Insurance services	(6)	(7)	(13)	(14)
	$(14)	$(13)	$(28)	$(31)
Management service costs	$(13)	$(13)	$(27)	$(24)

Revenues from power purchase and revenue agreements for the six months ended June 30, 2015 were higher as compared to the prior year. The increase is primarily due to an increased level of price support, reflecting the relatively lower pricing environment in the first quarter of 2015, and the impact of power purchase agreements for certain recently acquired facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Cash flow provided by (used in):
Operating activities	$164	$180	$396	$452
Financing activities	(62)	473	313	813
Investing activities	(188)	(658)	(740)	(1,246)
Foreign exchange gain (loss) on cash	3	3	(6)	3
(Decrease) increase in cash and cash equivalents	$(83)	$(2)	$(37)	$22

Cash and cash equivalents as at June 30, 2015 totaled $113 million, representing a decrease of $37 million since December 31, 2014.

Operating Activities

Cash flows provided by operating activities totaling $164 million for the second quarter of 2015 represent a decrease of $16 million primarily attributable to the decrease in Funds From Operations.

Cash flows provided by operating activities totaling $396 million for the six months ended June 30, 2015 represent a decrease of $56 million primarily attributable to the decrease in Funds From Operations.

Financing Activities

Cash flows used in financing activities totaled $62 million for the second quarter of 2015. Long-term debt – borrowings were $269 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $238 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $93 million.

For the second quarter of 2015, distributions paid to LP Unitholders were $116 million (2014: $103 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $70 million (2014: $45 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $313 million for the six months ended June 30, 2015. Long-term debt – borrowings were $790 million, and related to the growth in our portfolio and the issuance of medium-term corporate notes during the first quarter. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $555 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $423 million.

For the six months ended June 30, 2015, distributions paid to LP Unitholders were $231 million (2014: $267 million). We increased our distributions to $1.66 per LP Unit, an increase of 11 cents per LP Unit which took effect in the first quarter. The amounts paid in the first quarter of 2014 included distributions declared in both that quarter, and in the fourth quarter of 2013. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $114 million (2014: $71 million). See “Dividends and Distributions” for further details.

Investing Activities

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Cash flows used in investing activities for the second quarter of 2015 totaled $188 million. Our investments were with respect to the acquisition of a 120 MW hydroelectric portfolio in Brazil, a wind development pipeline of approximately 1,200 MW in Scotland, and the remaining non-controlling interests in a 368 MW renewable power portfolio in Brazil. When combined, these investments totaled $132 million. In addition, our continued investment in the development and construction of power generating assets was $57 million and sustainable capital expenditures totaled $13 million.

Cash flows used in investing activities for the six months ended June 30, 2015 totaled $740 million. Our investments were with respect to the acquisition of a 488 MW renewable power portfolio in Brazil, a 123 MW wind portfolio in Portugal, and a wind development pipeline of approximately 1,200 MW in Scotland. When combined, these investments totaled $660 million. In addition, our continued investment in the development and construction of power generating assets was $78 million and sustainable capital expenditures totaled $28 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period was paid on July 31, 2015 at an annual rate of 3.148% (C$0.198367 per share).

No Preference Shares were redeemed.

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable. For the three months ended June 30, 2015, no Class A Preference Shares were repurchased.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million and $4 million were made during the three and six months ended June 30, 2015.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

We commenced a normal course issuer bid on December 28, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. We repurchased and cancelled 24,200 LP Units during the six months ended June 30, 2015 at a cost of $1 million under the normal course issuer bid (refer to Note 13 - Limited partners’ equity in our June 30, 2015 consolidated financial statements).

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Jun 30, 2015	Dec 31, 2014
Class A Preference Shares(1)
Series 1	5,481,711	10,000,000
Series 2	4,518,289	-
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,356,854	132,984,913
Issuance of LP Units	-	10,250,000
Distribution reinvestment plan	76,088	121,941
Repurchase of LP Units for cancellation	(24,200)	-
Balance, end of period/year	143,408,742	143,356,854

Total LP Units on a fully-exchanged basis(2)	273,067,365	273,015,477

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,381,756	103,329,868
	143,408,742	143,356,854

(1)            Subsequent to June 30, 2015, 75,537 Class A Preference Shares and 22,900 LP Units were repurchased and cancelled

(2)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2015	2014	2015	2014	2015	2014	2015	2014
Class A Preference Shares
Series 1	$1	$3	$2	$3	$3	$6	$5	$6
Series 2	1	-	-	-	1	-	-	-
Series 3	2	3	2	3	4	5	4	5
Series 5	2	2	2	2	4	4	4	4
Series 6	2	2	2	2	4	4	4	4
	$8	$10	$8	$10	$16	$19	$17	$19

Participating non-controlling
interests - in operating
subsidiaries	$62	$35	$62	$35	$97	$52	$97	$52

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$2	$2	$2	$2
Incentive distribution	2	-	2	-	4	1	4	1
	$3	$1	$3	$1	$6	$3	$6	$3

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$54	$51	$54	$51	$109	$101	$108	$131

Limited partners' equity
Brookfield Asset Management	17	16	17	16	34	31	34	40
External LP Unitholders	43	37	42	35	87	73	83	93
	$60	$53	$59	$51	$121	$104	$117	$133

In February 2015, LP Unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per LP Unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2014 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2014 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2015		2014				2013
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Generation (GWh) - LTA(1)(2)	7,199	6,516	5,770	5,065	6,440	6,021	5,380	4,960
Generation (GWh) - actual(1)(2)	6,400	5,823	5,839	4,383	6,341	5,985	5,268	5,154
Revenues	$458	$441	$408	$342	$474	$480	$393	$392
Adjusted EBITDA(3)	339	338	273	223	360	360	272	260
Funds From Operations(3)	146	153	116	61	198	185	137	108
Net income (loss)
Non-controlling interests
Preferred equity	8	8	9	10	10	9	10	10
Participating non-controlling
interests - in operating subsidiaries	10	14	(8)	(2)	21	40	(7)	8
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	1	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	8	14	14	(16)	20	37	10	5
Limited partners' equity	9	15	16	(17)	21	38	11	5
	35	51	31	(25)	72	125	24	28
Basic and diluted earnings (loss)
per LP Unit	0.07	0.10	0.11	(0.13)	0.15	0.29	0.08	0.04
Average LP Units outstanding (millions)	143.4	143.4	143.3	143.3	135.3	133.0	132.9	132.9
Distributions:
Preferred equity	8	8	9	10	10	9	10	10
General partnership interest in a
holding subsidiary held by Brookfield	3	3	1	2	1	2	1	1
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	54	55	50	50	51	50	47	47
Limited partners' equity	60	61	56	56	53	51	48	49

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures" , “Financial Review by Segments for the Three  Months Ended June 30, 2015” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent eventS

In July 2015, Brookfield Renewable completed the disposal of the 102 MW wind facility in California for gross cash consideration of $136 million. The sale was completed with institutional partners, and Brookfield Renewable’s interest was approximately 22%.

In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW. The facilities are expected to generate 293 GWh annually. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

We entered into an automatic purchase plan to allow for purchases of our Series 1, Series 2, and Series 3 Class A Preference Shares. The automatic purchase plan commenced on July 1, 2015 and will terminate on August 6, 2015. Subsequent to June 30, 2015, 75,537 Class A Preference Shares and 22,900 LP Units were repurchased and cancelled.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the three months ended June 30:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$347	$101	$10	$458	$474
Other income	4	1	1	6	2
Share of cash earnings from equity-accounted
investments	9	-	-	9	8
Direct operating costs	(98)	(26)	(10)	(134)	(124)
Adjusted EBITDA(2)	262	76	1	339	360
Fixed earnings adjustment(3)	-	-	-	-	11
Interest expense - borrowings	(63)	(28)	(23)	(114)	(102)
Management service costs	-	-	(13)	(13)	(13)
Current income taxes	(6)	1	-	(5)	(6)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(8)	(8)	(10)
Participating non-controlling interests - in
operating subsidiaries	(27)	(23)	(3)	(53)	(42)
Funds From Operations(2)	$166	$26	$(46)	$146	$198
Less: adjusted sustaining capital expenditures(4)				(15)	(14)
Adjusted Funds From Operations(2)				131	184
Add: adjusted sustaining capital expenditures				15	14
Add: cash portion of non-controlling interests				61	52
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(161)	(129)
Unrealized financial instruments loss				-	(4)
Share of non-cash loss from equity-
accounted investments				(5)	(6)
Deferred income tax recovery (expense)				6	(17)
Other				(12)	(11)
Net income				$35	$72
Adjustments for non-cash items				154	153
Dividends received from equity accounted
investments				12	12
Changes in due to or from related parties				(21)	(34)
Net change in working capital balances				(16)	(23)
Cash flows from operating activities				$164	$180

(1)       Other includes Co-gen and biomass.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the six months ended June 30:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$689	$193	$17	$899	$954
Other income	21	9	3	33	5
Share of cash earnings from equity-accounted
investments	13	-	-	13	15
Direct operating costs	(199)	(51)	(18)	(268)	(254)
Adjusted EBITDA(2)	524	151	2	677	720
Fixed earnings adjustment(3)	-	-	-	-	11
Interest expense - borrowings	(124)	(52)	(43)	(219)	(203)
Management service costs	-	-	(27)	(27)	(24)
Current income taxes	(10)	-	-	(10)	(14)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(16)	(16)	(19)
Participating non-controlling interests - in
operating subsidiaries	(63)	(40)	(3)	(106)	(88)
Funds From Operations(2)	$327	$59	$(87)	$299	$383
Less: adjusted sustaining capital expenditures(4)				(30)	(28)
Adjusted Funds From Operations(2)				269	355
Add: adjusted sustaining capital expenditures				30	28
Add: cash portion of non-controlling interests				122	107
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(319)	(255)
Unrealized financial instruments loss				(8)	(4)
Share of non-cash loss from equity-
accounted investments				(6)	(12)
Deferred income tax recovery (expense)				12	(19)
Other				(14)	8
Net income				$86	$197
Adjustments for non-cash items				320	272
Dividends received from equity accounted
investments				20	18
Changes in due to or from related parties				(7)	6
Net change in working capital balances				(23)	(41)
Cash flows from operating activities				$396	$452

(1)       Other includes Co-gen and biomass.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the separation of economic interest from control; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations, and as our contracts expire, not being able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; increased regulation of our operations; our concessions and licenses not being renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, government and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; our reliance on computerized business systems; general regulatory risks relating to the power markets in which we operate; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction,

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

development and operation of our generating facilities; arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership; the completion and expected benefits of announced transactions; and we are not subject to the same disclosure requirements as a U.S. domestic issuer.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 15 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Jun 30	Dec 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$113	$150
Restricted cash		245	232
Trade receivables and other current assets		218	201
Financial instrument assets	5	13	48
Due from related parties		54	63
Assets held for sale	4	238	-
		881	694
Financial instrument assets	5	16	18
Equity-accounted investments	7	251	273
Property, plant and equipment, at fair value	8	18,521	18,566
Deferred income tax assets	11	148	142
Other long-term assets		165	156
		$19,982	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$282	$253
Financial instrument liabilities	5	106	99
Due to related parties		67	79
Current portion of long-term debt	10	503	256
Liabilities directly associated with assets held for sale	4	152	-
		1,110	687
Financial instrument liabilities	5	54	75
Long-term debt and credit facilities	10	7,387	7,422
Deferred income tax liabilities	11	2,581	2,637
Other long-term liabilities		200	147
		11,332	10,968
Equity
Non-controlling interests
Preferred equity	12	677	728
Participating non-controlling interests - in operating
subsidiaries	12	2,394	2,062
General partnership interest in a holding subsidiary
held by Brookfield	12	54	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	12	2,624	2,865
Limited partners' equity	13	2,901	3,167
		8,650	8,881
		$19,982	$19,849

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2015	2014	2015	2014
Revenues	6	$458	$474	$899	$954
Other income		6	2	33	5
Direct operating costs	6	(134)	(124)	(268)	(254)
Management service costs	6	(13)	(13)	(27)	(24)
Interest expense – borrowings	10	(114)	(102)	(219)	(203)
Share of earnings from equity-accounted
investments	7	4	2	7	3
Unrealized financial instruments loss	5	-	(4)	(8)	(4)
Depreciation	8	(161)	(129)	(319)	(255)
Other		(12)	(11)	(14)	8
Income before income taxes		34	95	84	230
Income tax recovery(expense)
Current	11	(5)	(6)	(10)	(14)
Deferred	11	6	(17)	12	(19)
		1	(23)	2	(33)
Net income		$35	$72	$86	$197
Net income attributable to:
Non-controlling interests
Preferred equity	12	$8	$10	$16	$19
Participating non-controlling interests - in
operating subsidiaries	12	10	21	24	61
General partnership interest in a holding
subsidiary held by Brookfield	12	-	-	-	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	12	8	20	22	57
Limited partners' equity	13	9	21	24	59
		$35	$72	$86	$197
Basic and diluted earnings per LP Unit		$0.07	$0.15	$0.17	$0.44

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED	Notes	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)		2015	2014	2015	2014
Net income		$35	$72	$86	$197
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	8	39	-	39	-
Total items that will not be reclassified to net income		39	-	39	-
Other comprehensive income (loss) that may be
reclassified to net income
Financial instruments designated as cash-flow
hedges
Gain (loss) arising during the period	5	69	(17)	21	(53)
Reclassification adjustments for amounts
recognized in net income	5	(11)	-	(18)	8
Unrealized loss on available-for-sale securities		(7)	-	(7)	-
Foreign currency translation		84	117	(424)	103
Deferred income taxes on above items	11	(10)	5	(6)	10
Total items that may be reclassified subsequently to
net income		125	105	(434)	68
Other comprehensive income (loss)		164	105	(395)	68
Comprehensive income (loss)		$199	$177	$(309)	$265
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	12	$18	$36	$(35)	$15
Participating non-controlling interests - in
operating subsidiaries	12	50	27	3	67
General partnership interest in a holding
subsidiary held by Brookfield	12	1	1	(3)	2
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	12	61	55	(130)	89
Limited partners' equity	13	69	58	(144)	92
		$199	$177	$(309)	$265

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income									Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available -	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$-	$2,709	$766	$1,571	$54	$2,641	$7,741
Net income	21	-	-	-	-	-	21	10	21	-	20	72
Other comprehensive (loss) income	-	41	-	-	(4)	-	37	26	6	1	35	105
LP Units issued
Net proceeds	285	-	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	449	-	-	449
Distributions or dividends declared	(53)	-	-	-	-	-	(53)	(10)	(35)	(1)	(51)	(150)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other	-	-	-	-	-	-	-	1	(1)	-	(1)	(1)
Change in period	217	41	-	-	(4)	-	254	27	440	1	40	762
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$-	$2,963	$793	$2,011	$55	$2,681	$8,503

Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$-	$2,894	$667	$2,323	$54	$2,617	$8,555
Net income	9	-	-	-	-	-	9	8	10	-	8	35
Other comprehensive income	-	34	16	-	13	(3)	60	10	40	1	53	164
LP Units purchased for
cancellation (Note 13)	(1)	-	-	-	-	-	(1)	-	-	-	-	(1)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	93	-	-	93
Distributions or dividends declared	(60)	-	-	-	-	-	(60)	(8)	(62)	(3)	(54)	(187)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	1
Other (Note 3)	(2)	-	-	-	-	-	(2)	-	(10)	2	-	(10)
Change in period	(53)	34	16	-	13	(3)	7	10	71	-	7	95
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income									Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available-	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
SIX MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$-	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	59	-	-	-	-	-	59	19	61	1	57	197
Other comprehensive (loss) income	-	46	-	-	(13)	-	33	(4)	6	1	32	68
LP Units issued
Net proceeds	285	-	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	694	-	-	694
Distributions or dividends declared	(104)	-	-	-	-	-	(104)	(19)	(52)	(3)	(101)	(279)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other	2	-	(2)	-	-	-	-	1	(1)	1	(1)	-
Change in period	206	46	(2)	-	(13)	-	237	(3)	708	1	24	967
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$-	$2,963	$793	$2,011	$55	$2,681	$8,503

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$728	$2,062	$59	$2,865	$8,881
Net income	24	-	-	-	-	-	24	16	24	-	22	86
Other comprehensive loss	-	(183)	16	-	2	(3)	(168)	(51)	(21)	(3)	(152)	(395)
LP Units purchased for
cancellation (Note 13)	(1)	-	-	-	-	-	(1)	-	-	-	-	(1)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	423	-	-	423
Distributions or dividends declared	(121)	-	-	-	-	-	(121)	(16)	(97)	(6)	(109)	(349)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other (Note 3)	(2)	-	-	-	-	-	(2)	-	3	4	(2)	3
Change in period	(98)	(183)	16	-	2	(3)	(266)	(51)	332	(5)	(241)	(231)
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Six months ended
UNAUDITED		Jun 30		Jun 30
(MILLIONS)		2015	2014	2015	2014
Operating activities
Net income		$35	$72	$86	$197
Adjustments for the following non-cash items:
Depreciation	8	161	129	319	255
Unrealized financial instrument loss	5	-	4	8	4
Share of earnings from equity accounted investments	7	(4)	(2)	(7)	(3)
Deferred income tax (recovery) expense	11	(6)	17	(12)	19
Other non-cash items		3	5	12	(3)
Dividends received from equity-accounted investments	7	12	12	20	18
Changes in due to or from related parties		(21)	(34)	(7)	6
Net change in working capital balances		(16)	(23)	(23)	(41)
		164	180	396	452
Financing activities
Long-term debt - borrowings	10	269	125	790	706
Long-term debt - repayments	10	(238)	(238)	(555)	(534)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	12	93	449	423	694
Issuance of LP Units		-	285	-	285
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	12	(62)	(35)	(97)	(52)
To preferred shareholders		(8)	(10)	(17)	(19)
To unitholders of Brookfield Renewable or BRELP	13	(116)	(103)	(231)	(267)
		(62)	473	313	813
Investing activities
Acquisitions	3	(132)	(688)	(660)	(1,228)
Investment in:
Sustaining capital expenditures	8	(13)	(16)	(28)	(27)
Development and construction of renewable power
generating assets	8	(57)	(6)	(78)	(17)
Investment tax credits related to renewable power
generating assets	8	-	12	-	12
Investment in securities		-	-	(16)	-
Restricted cash and other		14	40	42	14
		(188)	(658)	(740)	(1,246)
Foreign exchange gain (loss) on cash		3	3	(6)	3
Cash and cash equivalents
(Decrease) increase		(83)	(2)	(37)	22
Balance, beginning of period		196	227	150	203
Balance, end of period		$113	$225	$113	$225
Supplemental cash flow information:
Interest paid		$148	$146	$207	$197
Interest received		4	2	8	5
Income taxes paid		9	8	19	22

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Energy Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2014 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on August 6, 2015.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”).  The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million).

The total acquisition costs of $2 million were expensed as incurred.

Scotland Wind Pipeline

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £55 million ($85 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. There is a maximum potential contingent consideration of £63 million ($97 million) undiscounted relating to the build-out of the development pipeline.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	97	1,160
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$85	$744

During the six months ended June 30, 2015, the purchase price allocations for the acquisitions completed during the six months ended June 30, 2014 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2014 audited consolidated financial statements in respect of the acquisitions had to be considered.

The estimated fair values of the assets acquired and liabilities assumed in the current year are expected to be finalized within 12 months of the acquisition date.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

4.  assets CLASSIFIED AS held for sale

In May 2015 Brookfield Renewable entered into an agreement to sell a 102 MW wind facility in California, in which Brookfield Renewable holds 22% economic interest and 100% voting interest. The consideration is subject to post-closing adjustments and transaction costs. The transaction closed in July 2015. The proportionate amount of consideration attributable to the non-controlling interests upon the closing of the transaction approximates their economic interest in the wind facility.

The carrying amounts of the asset and directly associated liabilities classified as held for sale of $238 million and $152 million, respectively, at June 30, 2015 have been presented separately in the consolidated balance sheets.

Non-current assets classified as held for sale are not depreciated. Had the assets been depreciated, additional depreciation amount for the two-month period would have been approximately $2 million.

Brookfield Renewable continues to consolidate and recognize, in the consolidated statements of income, consolidated statements of comprehensive income (loss), and the consolidated statements of cash flows, the revenues, expenses and cash flows associated with the asset. The operations of the facility did not have a material impact for the three and six months ended June 30, 2015.

The major items of assets and liabilities reclassified as held for sale are as follows:

(MILLIONS)	Jun 30, 2015
Assets
Cash and cash equivalent	$1
Trade receivables and other current assets	7
Property, plant and equipment, at fair value	230
Assets held for sale	$238
Liabilities
Current liabilities	$11
Long-term debt	130
Other liabilities	11
Liabilities directly associated with assets held for sale	$152

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

5.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2014 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2015				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$113	$-	$-	$113	$150
Restricted cash(1)	335	-	-	335	313
Financial instrument assets(1)
Energy derivative contracts	-	21	-	21	31
Interest rate swaps	-	1	-	1	-
Foreign exchange swaps	-	7	-	7	35
Available-for-sale investments(2)	35	-	-	35	31
Property, plant and equipment	-	-	18,521	18,521	18,566
Assets classified as held for sale	8	-	230	238	-
Liabilities measured at fair value:
Financial instrument liabilities(1)
Interest rate swaps	-	(149)	-	(149)	(170)
Foreign exchange swaps	-	(11)	-	(11)	(4)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,563)	-	(8,563)	(8,434)
Debt directly associated with asset
classified as held for sale	-	(148)	-	(148)	-
Total	$491	$(8,842)	$18,751	$10,400	$10,518

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities.

There were no transfers between levels during the six months ended June 30, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Jun 30, 2015			Dec 31, 2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$21	$-	$(21)	$(31)
Interest rate swaps	1	149	148	170
Foreign exchange swaps	7	11	4	(31)
Total	29	160	131	108
Less: current portion	13	106	93	51
Long-term portion	$16	$54	$38	$57

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$-	$-	$2	$-
Interest rate swaps	2	1	2	1
Foreign exchange swaps	(2)	(5)	(12)	(5)
	$-	$(4)	$(8)	$(4)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$10	$4	$4	$(1)
Interest rate swaps	59	(23)	13	(54)
Foreign exchange swaps	-	2	4	2
	$69	$(17)	$21	$(53)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$(10)	$(1)	$(17)	$6
Interest rate swaps	(1)	1	(1)	2
	$(11)	$-	$(18)	$8

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

6.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$146	$146	$255	$181
Wind levelization agreement	2	2	4	3
	$148	$148	$259	$184
Direct operating costs
Energy purchases	$(2)	$(1)	$(4)	$(7)
Energy marketing fee	(6)	(5)	(11)	(10)
Insurance services	(6)	(7)	(13)	(14)
	$(14)	$(13)	$(28)	$(31)
Management service costs	$(13)	$(13)	$(27)	$(24)

7. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Six months ended	Year ended
(MILLIONS)	Jun 30, 2015	Jun 30, 2015	Dec 31, 2014
Balance, beginning of period/year	$256	$273	$290
California hydroelectric step acquisition	-	-	(39)
Revaluation recognized through OCI	-	-	56
Share of OCI	-	-	1
Share of net income	4	7	3
Dividends declared	(12)	(20)	(27)
Foreign exchange gain (loss)	3	(9)	(11)
Balance, end of period/year	$251	$251	$273

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenue	$27	$24	$49	$65
Net income	7	5	13	6
Share of net income (loss)
Cash earnings	9	8	13	15
Non-cash loss	(5)	(6)	(6)	(12)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

8.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)	Wind	Other(2)	Total(3)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Foreign exchange	(666)	(139)	5	(800)
Additions(4)	69	19	24	112
Acquisitions through business combinations	307	624	229	1,160
Asset held for sale	-	(230)	-	(230)
Transfers and other	(2)	(5)	-	(7)
Change in fair value recognized through OCI(5)	39	-	-	39
Depreciation	(208)	(108)	(3)	(319)
As at June 30, 2015	$14,749	$3,476	$296	$18,521

(1)       Includes intangible assets, the value of which is not material.

(2)       Includes co-generation (“Co-gen”) and biomass.

(3)       Includes construction work in process (“CWIP”) of $446 million.

(4)       Includes $13 million of development assets acquired during the six months ended June 30, 2015.

(5)       During the three months ended June 30, 2015 sufficient information regarding two hydroelectric development projects in Brazil became available to allow Brookfield Renewable to determine fair value using the discounted cash flow method. Accordingly, CWIP associated with these two projects was revalued.

9.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Operating accrued liabilities	$145	$131
Interest payable on corporate and subsidiary borrowings	45	44
Accounts payable	37	29
LP Unitholders’ distribution and preferred dividends payable(1)	19	19
Other	36	30
	$282	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

10.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2015			Dec 31, 2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	3.4	$160	5.3	3.8	$172
Series 4 (CDN$150)	5.8	21.4	120	5.8	21.9	129
Series 6 (CDN$300)	6.1	1.4	240	6.1	1.9	258
Series 7 (CDN$450)	5.1	5.3	361	5.1	5.8	388
Series 8 (CDN$400)	4.8	6.6	320	4.8	7.1	344
Series 9 (CDN$400)	3.8	9.9	320	-	-	-
	5.0	7.0	$1,521	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.2	7.4	$3,291	5.3	8.3	$3,468
Canada	5.6	13.5	1,644	5.7	13.8	1,798
	5.3	9.5	4,935	5.4	10.2	5,266
Latin America	9.6	10.6	429	7.3	10.4	189
Europe	3.9	11.5	637	3.5	12.5	594
	5.5	9.8	$6,001	5.3	10.4	6,049
Credit facilities	1.4	5.0	$431	1.4	4.5	401
Total debt			$7,953			$7,741
Add: Unamortized premiums(1)			6			8
Less: Unamortized financing fees(1)			(69)			(71)
Less: Current portion			(503)			(256)
			$7,387			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 14  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 16 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The following table summarizes the available portion of credit facilities:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,510	$1,480
Draws on credit facilities(1)	(385)	(401)
Issued letters of credit	(213)	(227)
Available portion of credit facilities	$912	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

During the six months ended June 30, 2015, Brookfield Renewable borrowed $246 million from, and repaid $200 million to, a subscription credit facility made available by a private fund sponsored by Brookfield. This subscription credit facility is only available to Brookfield Renewable on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is secured by capital contributed to the private fund.

11.  Income taxes

Brookfield Renewable’s effective income tax rate was negative 2.4% for the six months ended June 30, 2015 (2014: 14.3%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

12. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Preferred equity	$677	$728
Participating non-controlling interests - in operating subsidiaries	2,394	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,624	2,865
Total	$5,749	$5,714

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the six months
	Shares	dividend	redemption	ended June 30		Jun 30	Dec 31
(MILLIONS)	outstanding	rate(1)	date	2015	2014	2015	2014
Series 1 (CDN$137)	5.5	3.36%	Apr 30, 2020	$3	$6	$109	$214
Series 2 (CDN$113)	4.5	3.15%	Apr 30, 2020	1	-	90	-
Series 3 (CDN$250)	10.0	4.40%	Jul 31, 2019	4	5	200	214
Series 5 (CDN$175)	7.0	5.00%	Apr 30, 2018	4	4	139	150
Series 6 (CDN$175)	7.0	5.00%	Jul 31, 2018	4	4	139	150
	34			$16	$19	$677	$728

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2015, none of the issued Class A Preference Shares have ever been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period was paid on July 31, 2015 at an annual rate of 3.148% (C$0.198367 per share).

Class A Preference Shares for Cancellation – Normal course issuer bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable. Repurchases are authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date. For the three months ended June 30, 2015, no Class A Preference Shares were repurchased.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	(9)	22	9	-	2	24
OCI	(22)	9	-	(5)	(3)	(21)
Capital contributions(1)	-	423	-	-	-	423
Distributions	(17)	(69)	(7)	(1)	(3)	(97)
Other	-	3	-	-	-	3
As at June 30, 2015	$866	$1,325	$128	$26	$49	$2,394
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and fund expenses.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at June 30, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	2	-	4	1
	$3	$1	$6	$3

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$54	$51	$109	$101
	$57	$52	$115	$104

13. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2015, LP Units outstanding were 143,408,742 (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and six months ended June 30, 2015, 32,339 LP Units and 76,088 LP Units, respectively (2014: 23,779 and 69,238 LP Units) were issued under the distribution reinvestment plan.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

LP Units Purchased for Cancellation – Normal course issuer bid

For the three and six months ended June 30, 2015, 24,200 LP Units were purchased at a cost of $1 million. The premium paid to purchase the LP Units in excess of the stated value was charged to limited partners’ equity. Repurchases were authorized to commence on December 29, 2014 and will terminate on December 28, 2015, or earlier should Brookfield Renewable complete its repurchases prior to such date. Pursuant to this bid, the Board of Directors of BRPL authorized Brookfield Renewable to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units.  All LP Units acquired under the normal course issuer bid are cancelled.  Outside of pre-determined trading blackout periods, purchases under Brookfield Renewable’s normal course issuer bid will be completed based upon management’s discretion.  Brookfield Renewable has not established an automatic securities purchase plan for its LP Units.

As at June 30, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 47% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2015.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and six months ended June 30, 2015, Brookfield Renewable declared distributions on its LP Units of $60 million or $0.415 per LP Unit and $121 million or $0.83 per LP Unit, respectively (2014: $53 million and $104 million or $0.3875 per LP Unit and $0.775 per LP Unit).

The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Brookfield	$17	$16	$34	$31
External LP Unitholders	43	37	87	73
	$60	$53	$121	$104

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

14.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at June 30, 2015:
Current assets	$22	$-	$1,536	$885	$(1,562)	$881
Long-term assets	2,901	666	-	19,094	(3,560)	19,101
Current liabilities	22	8	16	2,626	(1,562)	1,110
Long-term liabilities	-	-	1,515	9,368	(661)	10,222
Preferred equity	-	677	-	-	-	677
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,394	-	2,394
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,624	-	2,624
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended June 30, 2015
Revenues	$-	$-	$-	$458	$-	$458
Net income (loss)	9	-	-	35	(9)	35
For the three months ended June 30, 2014
Revenues	$-	$-	$-	$474	$-	$474
Net income (loss)	21	-	-	72	(21)	72
For the six months ended June 30, 2015
Revenues	$-	$-	$-	$899	$-	$899
Net	24	-	(1)	87	(24)	86
For the six months ended June 30, 2014
Revenues	$-	$-	$-	$954	$-	$954
Net income (loss)	59	-	-	197	(59)	197

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 10 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 12 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

15.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates two Co-gen facilities and three biomass facilities. Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2014 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, Funds From Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

In August 2015, Brookfield Renewable announced the promotions of the President and Chief Operating Officer to the Chief Executive Officer, and the Chief Executive Officer to the role of Executive Group Chairman, Renewable Power for Brookfield Asset Management, which includes oversight of all of Brookfield’s renewable investments. Accordingly, beginning on the date of the promotions, the CODM will collectively include the Chief Executive Officer and Chief Financial Officer who will evaluate Brookfield Renewable’s results, manage its operations and allocate its resources by segment.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the three months ended
June 30, 2015:
Revenues	$202	$84	$286	$61	$39	$25	$64	$10	$27	$10	$-	$458
Adjusted EBITDA	149	67	216	46	29	21	50	10	16	5	(4)	339
Interest expense - borrowings	(40)	(17)	(57)	(6)	(9)	(8)	(17)	(3)	(8)	(1)	(22)	(114)
Funds From Operations prior to
non-controlling interests	105	50	155	38	20	13	33	7	9	4	(39)	207
Cash portion of non-controlling
interests	(23)	-	(23)	(4)	(13)	-	(13)	(4)	(6)	(3)	(8)	(61)
Funds From Operations	82	50	132	34	7	13	20	3	3	1	(47)	146
Depreciation	(50)	(22)	(72)	(33)	(13)	(16)	(29)	(3)	(22)	(2)	-	(161)
For the three months ended
June 30, 2014:
Revenues	$218	$107	$325	$67	$49	$29	$78	$-	$-	$4	$-	$474
Adjusted EBITDA	163	88	251	51	38	24	62	-	-	1	(5)	360
Interest expense - borrowings	(37)	(18)	(55)	(5)	(10)	(10)	(20)	-	-	-	(22)	(102)
Funds From Operations prior to
non-controlling interests	124	70	194	42	28	14	42	-	11	1	(40)	250
Cash portion of non-controlling
interests	(22)	-	(22)	(3)	(17)	-	(17)	-	-	-	(10)	(52)
Funds From Operations	102	70	172	39	11	14	25	-	11	1	(50)	198
Depreciation	(35)	(22)	(57)	(38)	(13)	(20)	(33)	-	-	(1)	-	(129)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the six months ended
June 30, 2015:
Revenues	$393	$190	$583	$106	$59	$56	$115	$10	$68	$17	$-	$899
Adjusted EBITDA	276	171	447	77	39	47	86	10	55	9	(7)	677
Interest expense - borrowings	(81)	(33)	(114)	(10)	(18)	(16)	(34)	(3)	(15)	(1)	(42)	(219)
Funds From Operations prior to
non-controlling interests	190	138	328	62	21	31	52	7	40	8	(76)	421
Cash portion of non-controlling
interests	(54)	(2)	(56)	(7)	(16)	-	(16)	(4)	(20)	(3)	(16)	(122)
Funds From Operations	136	136	272	55	5	31	36	3	20	5	(92)	299
Depreciation	(99)	(42)	(141)	(67)	(29)	(33)	(62)	(3)	(43)	(3)	-	(319)
For the six months ended
June 30, 2014:
Revenues	$424	$205	$629	$156	$78	$68	$146	$-	$-	$23	$-	$954
Adjusted EBITDA	314	167	481	124	54	59	113	-	-	12	(10)	720
Interest expense - borrowings	(76)	(34)	(110)	(10)	(20)	(20)	(40)	-	-	-	(43)	(203)
Funds From Operations prior to
non-controlling interests	234	133	367	104	34	39	73	-	11	12	(77)	490
Cash portion of non-controlling
interests	(57)	-	(57)	(7)	(24)	-	(24)	-	-	-	(19)	(107)
Funds From Operations	177	133	310	97	10	39	49	-	11	12	(96)	383
Depreciation	(72)	(42)	(114)	(72)	(31)	(36)	(67)	-	-	(2)	-	(255)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenues	$458	$474	$899	$954
Other income	6	2	33	5
Share of cash earnings from equity-accounted investments	9	8	13	15
Direct operating costs	(134)	(124)	(268)	(254)
Adjusted EBITDA	339	360	677	720
Fixed earnings adjustment(1)	-	11	-	11
Interest expense - borrowings	(114)	(102)	(219)	(203)
Management service costs	(13)	(13)	(27)	(24)
Current income tax expense	(5)	(6)	(10)	(14)
Funds From Operations prior to non-controlling interests	207	250	421	490
Less: cash portion of non-controlling interests
Preferred equity	(8)	(10)	(16)	(19)
Participating non-controlling interests - in operating
subsidiaries	(53)	(42)	(106)	(88)
Funds From Operations	146	198	299	383
Add: cash portion of non-controlling interests	61	52	122	107
Less: fixed earnings adjustment	-	(11)	-	(11)
Depreciation	(161)	(129)	(319)	(255)
Unrealized financial instruments loss	-	(4)	(8)	(4)
Share of non-cash loss from equity-accounted investments	(5)	(6)	(6)	(12)
Deferred income tax recovery(expense)	6	(17)	12	(19)
Other	(12)	(11)	(14)	8
Net income	$35	$72	$86	$197

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at June 30, 2015:
Property, plant and
equipment, at fair value	$7,840	$4,780	$12,620	$2,129	$945	$1,028	$1,973	$320	$1,183	$296	$-	$18,521
Total assets	8,318	4,989	13,307	2,355	1,253	1,052	2,305	348	1,298	319	50	19,982
Total borrowings	2,795	1,063	3,858	320	468	567	1,035	138	625	14	1,900	7,890
Total liabilities	4,235	2,009	6,244	457	740	790	1,530	143	864	51	2,043	11,332
For the six months ended
June 30, 2015:
Additions to property, plant
and equipment	19	13	32	344	1	1	2	318	323	253	-	1,272
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

16.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Ireland are expected to be $312 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 10 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $112 million (2014: $125 million).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

17.  subsequent eventS

In July 2015, Brookfield Renewable completed the disposal of the 102 MW wind facility in California for gross cash consideration of $136 million. The sale was completed with institutional partners, and Brookfield Renewable’s interest was approximately 22%.

In July 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW. The facilities are expected to generate 293 GWh annually. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

Brookfield Renewable entered into an automatic purchase plan to allow for purchases of its Series 1, Series 2, and Series 3 Class A Preference Shares. The automatic purchase plan commenced on July 1, 2015 and will terminate on August 6, 2015. Subsequent to June 30, 2015, 75,537 Class A Preference Shares and 22,900 LP Units were repurchased and cancelled.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         June 30, 2015

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2014 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com